Faegre Drinker Biddle & Reath LLP
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www.faegredrinker.com

February 28, 2025

VIA EDGAR TRANSMISSION

Mr. Ken Ellington

Ms. Lisa Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Registrant” or the “Trust”)
Registration Statement on Form N-14
File No.: 333-284236

Dear Mr. Ellington and Ms. Larkin:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) filed on January 10, 2025. The Registration Statement discusses the acquisition of the assets and liabilities of the Chestnut Street Exchange Fund (the “Target Fund”), an open-end management investment company, by the SGI Enhanced Market Leaders ETF (the “Acquiring Fund”), a series of the Trust organized as an open-end management investment company and existing solely as a shell fund (the “Reorganization”).

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Trust confirms that the response to Staff comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Trust.

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February 28, 2025

ACCOUNTING

1.	Comment: The date of the fee table is June 30, 2024. Please confirm that the fees presented in the fee table are still current. See Item 3 of Form N-14.

Response: The fee table has been updated as of December 31, 2024.

2.	Comment: Disclosure in Q&A states that as of June 30, 2024, the expense ratio of the Target Fund was 0%, but the fee table shows an expense ratio of 0.50% for the Target Fund. Please explain and/or revise.

Response: The expense ratio in the Q&A will be revised to match the expense ratio included in the fee table.

3.	Comment: The date of the capitalization table is June 30, 2024. Please confirm that there have been no material changes to the Target Fund’s balance sheet that should be reflected in the capitalization table.

Response: The capitalization table has been updated as of December 31, 2024.

4.	Comment: Disclosure in the N-14 states that SGI has agreed to pay all costs associated with the Reorganization except for any related portfolio transaction costs, which will be borne by the Target Fund/Acquiring Fund. Please disclose the following:

a.	An estimate of the percentage of the Target Fund’s portfolio that is expected to be sold in connection with the Reorganization.

Response: SGI does not anticipate there will need to be any positions sold in connection with the Reorganization.

b.	The portfolio transaction costs that are expected to be generated as a result of these trades.

Response: SGI does not anticipate there will be transaction costs as a result of the Reorganization.

c.	The estimated impact to shareholders regarding capital gains distributions, including per share amounts.

Response: As SGI does not anticipate any repositioning in connection with the Reorganization, the Target Fund does not anticipate any impact to shareholders regarding capital gains distributions in connection with the Reorganization.

February 28, 2025

5.	Comment: Please update the name of the section titled Pro Forma Financial Statements to Supplemental Financial Information. See Articles 6-11(d) of Regulation S-X.

Response: The requested change will be made.

6.	Comment: Please provide a consent from the predecessor auditor for the December 31, 2022 financial statements for the Target Fund since the statement of changes in net assets incorporated by reference in the N-14 includes financial information audited by the predecessor auditor. See AICPA Investment Companies Expert Panel Minutes dated September 20, 2018.

Response: The Trust will incorporate the December 31, 2024 financial statements from the Target Fund into the Registration Statement, negating the need to obtain consent from the predecessor auditor.

DISCLOSURE

General

1.	Comment: The Registrant failed to file a BXT, 497 or 485BPOS for the Acquiring Fund, and therefore went effective with a materially incomplete registration statement. Please confirm in writing that no securities have been or will be sold.

Response: The Trust so confirms.

2.	Comment: Please explain why the proposed actions stated to the Staff with reference to the 485APOS have not been completed.

Response: The Trust was awaiting certain information in order to complete the disclosure in the registration statement.

3.	Comment: Please provide the policies and procedures of the Registrant specific to the filing of BXTs. If such procedures were not followed, please explain why. Please explain whether policies and procedures have been modified as a result of failing to file a BXT at the appropriate time and provide those modifications.

Response: The Registrant’s policy is to file a 485B or a delaying amendment prior to the date that a registration statement becomes automatically effective. A service provider to the Registrant failed to keep track of the date the registration statement would become automatically effective, which resulted in the failure to file the delaying amendment. The Registrant has added an additional procedure, which requires the automatically effective date to be monitored independently by at least two individuals in the future.

February 28, 2025

Question and Answers (pages iv-ix)

4.	Comment: Consider revising the heading “WILL ANY FUND PAY FEES ASSOCIATED WITH THE REORGANIZATION?” to include fees and costs.

Response: The requested change will be made.

5.	Comment: Under the heading “WHY WAS THE REORGANIZATION APPROVED BY THE CHESTNUT STREET EXCHANGE FUND BOARD?” where it states that the Acquiring Fund will benefit from “(3) … the reputation, financial strength, and resources of SGI;” and “(7) … the ETF structure, which generally includes intra-day trading and greater transparency into portfolio holdings.” Please change “will” to state “may” for both (3) and (7).

Response: The requested change will be made.

Incorporation By Reference

6.	Comment: The following sections cannot be used for the purposes of satisfying the requirements of Form N-14 because it is not substantially complete. Please update accordingly.

a.	The second bullet point in the Prospectus incorporating the prospectus of the Acquiring Fund dated August 27, 2024 (Accession No. 0001398344-24-015807) (see page xv of Prospectus).

Response: The Trust confirms that it will incorporate by reference the updated Prospectus to the Acquiring Fund once filed with the SEC.

b.	Romanette numeral four in the Statement of Additional Information incorporating the Statement of Additional Information of the Acquiring Fund, dated August 27, 2024 (Accession No. 0001398344-24-015807) (see page iii of Statement of Additional Information).

Response: The Trust confirms that it will incorporate by reference the updated Statement of Additional Information to the Acquiring Fund once filed with the SEC.

Table of Contents

7.	Comment: Please revise the order of information to align with Item 3 of Form N-14. For example, risks must appear directly after the synopsis, but it seems like the synopsis ends on page 23 and the risks are on page 4. Additionally, the tax consequences information should be a part of the synopsis under Item 3, therefore please add the aforementioned section somewhere in Item 3.

Response: The requested changes will be made.

February 28, 2025

Fee Table (page 3)

8.	Comment: Footnote 1 is not in the actual table. Please make sure footnote 1 is in the table.

Response: The requested change will be made.

Target Fund Performance (pages 13-14)

9.	Comment: Change “successor” to “survivor” in the following disclosure, “As accounting successor to the Target Fund, the Acquiring Fund will assume the Target Fund’s historical performance after the consummation of the Reorganization.”

Response: The requested change will be made.

10.	Comment: The Staff notes that the Prospectus of the Acquiring Fund should include disclosure about the conversion in the preamble to the performance chart. Please consider adding this disclosure in the N-14 as well.

Response: The Trust confirms that the above-referenced disclosure will be added to the Prospectus for the Acquiring Fund and the N-14.

11.	Comment: Please revise the performance chart and fund performance disclosures to conform to Form N-1A Item 4(b)(2)(ii).

Response: The requested change will be made.

12.	Comment: Please revise the total returns table to conform with Form N-1A Item 4(b)(2)(iii).

Response: The requested change will be made.

Comparison of Fundamental and Non-Fundamental Policies of the Target Fund and the Acquiring Fund (pages 15-23)

13.	Comment: Please update this section to be in the synopsis section per Item 3(b) of N-14.

Response: The requested change will be made.

February 28, 2025

14.	Comment: On page 16, the first entry of the comparison table notes that the Target Fund will not purchase securities on margin or sell any securities short, but then notes that the Acquiring Fund may not purchase or sell commodities or commodity contracts. Please revise this entry so that similar policies are compared between the Target Fund and the Acquiring Fund; if there is no comparable policy for the Acquiring Fund with respect to purchasing securities on margin or selling any securities short, please state so. Moreover, for any comparison on the table where the opposite Fund does not have a comparable disclosure, please add an “N/A” or note that it does not apply.

Response: The requested change will be made.

Reasons for the Proposed Reorganization and Board Consideration (page 24)

15.	Comment: On page 24, please change “will” to “may” similar to disclosure comment 5 above.

Response: The requested change will be made.

Part C

16.	Comment: Please add the indemnification undertaking under Item 17.

Response: The requested change will be made.

17.	Comment: Please file an updated Powers of Attorneys exhibit.

Response: The above-referenced exhibit will be updated.

18.	Comment: Please include the proxy card as an exhibit.

Response: The above-referenced exhibit will be filed.

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February 28, 2025

If you have any questions or comments regarding this filing, please do not hesitate to contact Jairo R. Villalobos of Faegre Drinker Biddle & Reath LLP at (312) 356-5045.

Very truly yours,

/s/ Jairo R. Villalobos
Jairo R. Villalobos